UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GigCapital3, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37519D206**
(CUSIP Number)

May 14, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[x] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The Common Stock have no CUSIP number. The CUSIP number for the units that include the Common Stock is 37519D206.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	37519D206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Vellar Opportunities Fund Master, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

884,298

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

884,298

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

884,298

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No	37519D206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cohen & Company Financial Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

884,298

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

884,298

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

884,298

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No	37519D206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dekania Investors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

884,298

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

884,298

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

884,298

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No	37519D206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cohen & Company LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

884,298

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

884,298

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

884,298

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No	37519D206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cohen & Company Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

884,298

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

884,298

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

884,298

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No	37519D206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel G. Cohen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

884,298

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

884,298

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

884,298

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No	37519D206

Item 1.	(a).	Name of Issuer:

GigCapital3, Inc.

(b).	Address of issuer's principal executive offices:

1731 Embarcadero Rd., Suite 200 Palo Alto, California 94303

Item 2.	(a).	Name of persons filing:
Vellar Opportunities Fund Master, Ltd.
Cohen & Company Financial Management, LLC Dekania Investors, LLC Cohen & Company LLC Cohen & Company Inc. Daniel G. Cohen

(b).	Address or principal business office or, if none, residence:

Vellar Opportunities Fund Offshore, Ltd.

c/o Mourant Governance Services (Cayman) Limited

94 Solaris Avenue, Camana Bay

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

Cohen & Company Financial Management, LLC

3 Columbus Circle, Suite 2400

New York, New York 10019

United States

Dekania Investors, LLC

3 Columbus Circle, Suite 2400

New York, New York 10019

United States

Cohen & Company LLC

3 Columbus Circle, Suite 2400

New York, New York 10019

United States

Cohen & Company Inc.

3 Columbus Circle, Suite 2400

New York, New York 10019

United States

Daniel Cohen

c/o Cohen & Company Inc.

3 Columbus Circle, Suite 2400

New York, New York 10019

United States

(c).	Citizenship:
Vellar Opportunities Fund Master, Ltd. – Cayman Islands

Cohen & Company Financial Management, LLC – Delaware, United States

Dekania Investors, LLC – Delaware, United States

Cohen & Company LLC – Delaware, United States

Cohen & Company Inc. – Delaware, United States

Daniel G. Cohen – United States

(d).	Title of class of securities:

Common Stock, par value $0.0001 per share

(e).	CUSIP No.:

The Common Stock have no CUSIP number. The CUSIP number for the units that include the Common Stock is 37519D206.

Item 3.	If this Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Vellar Opportunities Fund Master, Ltd.:

(a)	Amount beneficially owned:

884,298

(b)	Percent of class:

4.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	884,298

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	884,298	.

Cohen & Company Financial Management, LLC:

(a)	Amount beneficially owned:

884,298

(b)	Percent of class:

4.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	884,298

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	884,298	.

Dekania Investors, LLC.:

(a)	Amount beneficially owned:

884,298

(b)	Percent of class:

4.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	884,298

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	884,298	.

Cohen & Company, LLC:

(a)	Amount beneficially owned:

884,298

(b)	Percent of class:

4.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	884,298

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	884,298	.

 Cohen & Company Inc.:

(a)	Amount beneficially owned:

884,298

(b)	Percent of class:

4.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	884,298

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	884,298	.

Daniel G. Cohen:

(a)	Amount beneficially owned:

884,298

(b)	Percent of class:

4.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	884,298

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	884,298	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

This statement reflects that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Please see Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2020
(Date)

/s/ Daniel G. Cohen
Daniel G. Cohen

Vellar Opportunities Fund Master Ltd.

By:	/s/ Solomon I. Cohen
Name: Solomon I. Cohen
Title: Director

Dekania Investors, LLC

By:	/s/ Joseph Pooler
Name: Joseph Pooler
Title: Chief Financial Officer

Cohen & Company LLC

By:	/s/ Joseph Pooler
Name: Joseph Pooler
Title: Chief Financial Officer

Cohen & Company Financial Management

By:	Cohen & Company Inc.

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Chairman of the Board of Directors

Cohen & Company Inc.

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Chairman of the Board of Directors

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated May 26, 2020 relating to the Common Stock, par value $0.0001 per share of GigCapital3, Inc. shall be filed on behalf of the undersigned.

/s/ Daniel G. Cohen
Daniel G. Cohen

Vellar Opportunities Fund Master Ltd.

By:	/s/ Solomon I. Cohen
Name: Solomon I. Cohen
Title: Director

Dekania Investors, LLC

By:	/s/ Joseph Pooler
Name: Joseph Pooler
Title: Chief Financial Officer

Cohen & Company LLC

By:	/s/ Joseph Pooler
Name: Joseph Pooler
Title: Chief Financial Officer

Cohen & Company Financial Management

By:	Cohen & Company Inc.

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Chairman of the Board of Directors

Cohen & Company Inc.

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Chairman of the Board of Directors

Exhibit B

Cohen & Company Financial Management, LLC, Dekania Investors, LLC, Cohen & Company LLC and Cohen & Company Inc. are the relevant entities for which Mr. Cohen may be considered a control person.